

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 31, 2022

Kate Wang
Chief Executive Officer
RLX Technology Inc.
19/F, Building 1, Junhao Central Park Plaza
No. 10 South Chaoyang Park Avenue
Chaoyang District, Beijing 100026
People's Republic of China

   Re: RLX Technology Inc.
    Form 20-F for the Fiscal Year ended December 31, 2021
    Filed April 29, 2022
    File No. 001-39902

Dear Ms. Wang:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Sincerely,

         Division of Corporation Finance
         Office of Energy & Transportation

cc: Chao Lu